

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Mark W. Harding
President
Pure Cycle Corporation
1490 Lafayette St, Suite 203
Denver, CO 80218

      Re: Pure Cycle Corporation
             Form 10-K for the fiscal year ended August 31, 2014
             Filed November 14, 2014
             File No. 000-08814

Dear Mr. Harding:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Item 6 – Selected Financial Data, page 30

1. Please tell us where you have included selected quarterly financial data. Refer to Item 302 of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Other Income and Expense Items, page 41

2. Please tell us how you have described or explained the impairment of land and water rights held for sale and the impairment of water assets. In future filings, to the extent that you have future material impairments, please discuss in MD&A the facts and circumstances that led to the impairment and provide enough information such that investors can evaluate the likelihood of future impairments.

Item 8 – Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

3. Please tell us why you have classified gain on sale of land and water assets as non-operating income. Please refer to ASC 360-10-45-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief